U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


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     NOTIFICATION OF LATE FILING                    SEC FILE NUMBER

                                                       0-21854
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             (Check One):                            CUSIP NUMBER

                                         Common Stock:  25468B 30 5

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[X] Form 10-K and Form 10-KSB
[ ] Form 20-F
[ ] Form 11-K
[ ] Form 10-Q and Form 10QSB
[ ] Form N-SAR

         For Year Ended:            December 31, 1997

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR


         For the Transition Period Ended:

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                  Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
         Not Applicable

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Part I - Registrant Information

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     Full Name of Registrant: Discovery Zone, Inc.

     Address of Principal Executive Office (Street and Number): 565 Taxter Road,
                                                                Fifth Floor

     City, State and Zip Code: Elmsford, New York 10523

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Part II - Rules 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

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Part III - Narrative

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         On July 29, 1997, the Registrant and its subsidiaries emerged from chapter 11 of the United States Bankruptcy Code. Since its emergence from chapter 11, the Registrant has devoted considerable resources towards implementing its Plan of Reorganization and transforming its business into a profitable enterprise. The Registrant is currently finalizing certain accounting adjustments related to its adoption of fresh start accounting and certain other adjustments and expects that it will be in a position to file its Annual Report on Form 10-K within the next week to ten days.

         Based on the foregoing, the Registrant requests a 15 day extension to file its Annual Report on Form 10-K.

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Part IV - Other Information

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         (1)  Name and telephone number of person to contact in regard to this notification

                  (Name)                    (Area Code) (Telephone Number)

                Andrew M. Smith                      (914) 345-4505

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).


                                           [   ] Yes        [ x ] No

                  Quarterly Report on Form 10-Q for the period ended March 31, 1997.

                  Quarterly Report on Form 10-Q for the period ended June 30, 1997.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           [ x ] Yes        [   ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company emerged from chapter 11 on July 29, 1997. While the Company is in the process of finalizing its audited financial statements to reflect the effectiveness of the Company's Plan of Reorganization and fresh start accounting and other accounting adjustments required to be made as a result thereof, the Company expects to report significant improvements in fiscal 1997 Operating Loss; Loss Before Reorganization Costs, Income Tax Provision and Extraordinary Item; and Net Income (Loss) (Before Extraordinary Item-Gain on Discharge of
Debt), despite a decline in comparable store sales of approximately 15% and a decline in overall revenue of approximately 28%. This reduction in losses is due primarily to reductions in operating expenses and the closure (in chapter 11) of unprofitable stores.

                              Discovery Zone, Inc.

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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:        March 31, 1998              By:   /s/ Scott W. Bernstein
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                                              Name:  Scott W. Bernstein
                                              Title:    Chief Executive Officer,
                                                      President and Director